September 22, 2009

VIA EDGAR

Jan Woo

Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Travelzoo Inc. Form 10-K for the Fiscal Year Ended December 31, 2008,
Filed March 16, 2009, File No. 000-50171 (the “Filing”)

Ms Woo:

On behalf of Travelzoo Inc. (the “Company”), we submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 3, 2009, with respect to the Filing. We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview

We note your response to comment 1 that you would expand the section to include known trends, demands, commitments, events and uncertainties in future filings. Please tell us why you have not addressed this comment in your Form 10-Q for the quarterly period ended June 30, 2009 filed on August 10, 2009 although our comment letter was dated June 30, 2009.

The Company acknowledges the comments of the Staff. The Company believes it adequately addressed the Staff’s comments in its Form 10-Q for the quarterly period ended June 30, 2009 filed on August 10, 2009 (the “Quarterly Report”).

For example, on page 25 of the Quarterly Report, we commented that we have noticed a trend of decreasing average cost per acquisition of a new subscriber in North America in the last three quarters due to the effects of new advertising campaigns and decreases in online advertising rates but do not consider the decreases to be indicative of a longer-term trend.

As a further example, on page 26 of the Quarterly Report, we identified as a known event the strengthening of the U.S. dollar relative to the British Pound Sterling and the Euro and the corresponding favorable impact on the Company’s results for its European operations.

If the Staff does not consider these types of disclosures to be sufficient, please provide additional description of the type of disclosure which would be sufficient.

Results of Operations, page 23

Revenues, page 25

We note that your response to comment 2 still does not quantify the material changes from your operations in Europe that led to an increase in total revenues for the year ended December 31, 2008. We also note that your Form 10-Q for the quarter ended June 30, 2009 does not discuss the underlying internal or external business events and developments that led to the $1.5 million and $2.3 million increase in revenues from operations in Europe for the three-months and six-months ended June 30, 2009. Please explain and confirm that you will provide expanded disclosure in future filings.

The Company’s $3.7 million increase in total revenue attributed to European operations for the year ended December 31, 2008 resulted primarily from a $3.5 million increase in revenue from fixed-fee advertising delivered in the Travelzoo Top 20 e-mail newsletter and on the Travelzoo Web site. The Company’s $1.5 million increase in total revenue attributed to European operations for the three-months ended June 30, 2009 resulted primarily from a $1.1 million increase in revenue from fixed-fee advertising delivered in the Travelzoo Top 20 e-mail newsletter and on the Travelzoo Web site. The Company’s $2.3 million increase in total revenue attributed to European operations for the six-months ended June 30, 2009 resulted primarily from a $1.8 million increase in revenue from fixed-fee advertising delivered in the Travelzoo Top 20 e-mail newsletter and on the Travelzoo Web site and a $337,000 increase in revenue from the Newsflash e-mail alert service.

The Company confirms that it will provide expanded disclosure of this type in future filings.

Item 11. Executive Compensation (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Compensation Discussion and Analysis, page 8

We note your response to comment 6 that you are relying on Instruction 4 to Item 402(b) of Regulation S-K in omitting specific targets in your executive compensation disclosure. Please confirm that your future filings will address how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels as required by Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges the comments of the Staff and confirms that in future filings it will discuss how difficult it will be for the Company’s executives or how likely it will be for the Company to achieve the undisclosed target levels or other factors associated with the Company’s bonus programs.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Certain Relationship and Related Party Transactions, page 17

In response to comment 9, you state that in future filings you will include disclosure regarding your Audit Committee’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. With a view toward enhanced disclosure, please provide proposed disclosure in your next response letter and tell us whether the independent contractor agreement with Holger Bartel, the company’s Chief Executive Officer, in November 2007 was subject to those policies and procedures.

The Company acknowledges the Staff’s comment. In the Company’s future filings, the Company proposes to make the following disclosures regarding its Audit Committee’s policies and procedures for the review, approval and ratification of related party transactions:

“Our audit committee, with the assistance of legal counsel, reviews all related party transactions involving the Company and any of the Company’s principal shareholders or members of our board of directors or senior management or any immediate family member of any of the foregoing. A general statement of this policy is set forth in our audit committee charter, which was attached as Appendix A to our proxy statement for the 2008 Annual Meeting of Stockholders which has been filed with the SEC. However, the audit committee does not have detailed written policies and procedures for reviewing related party transactions. Rather, all facts and circumstances surrounding each related party transaction may be considered. If the audit committee determines that any such related party transaction creates a conflict of interest situation or would require disclosure under Item 404 of Regulation S-K, as promulgated by the SEC, the transaction must be approved by the committee prior to the Company entering into such transaction or ratified thereafter. The chair of the committee is delegated the authority to approve such transactions on behalf of the full committee, provided that such approval is thereafter reviewed by the committee. Transactions or relationships previously approved by the committee or in existence prior to the formation of the committee do not require approval or ratification.”

The Company’s independent contractor agreement with Holger Bartel was subject to those policies and procedures.

Exhibits

In response to comment 9, you state that you will file as an exhibit or incorporate by reference agreements with clients that account for 10% or more of the company’s revenue in the future, but you have not addressed why you have not filed any agreements with Orbitz, a customer that accounted for more than 10% of your revenues in fiscal year 2008. Please advise.

The Company acknowledges the comments of the Staff. To clarify the Company’s previous response, we utilize 10% of the prior applicable reporting period revenue as an initial threshold for determination of whether our business is substantially dependent on any contract. Each contract is evaluated on a stand-alone basis to determine if our business is substantially dependent upon it. For the year ended December 31, 2008, we had twelve separate contracts with Orbitz, each of which has a term of six months or less. We did not file any of these contracts with the Quarterly Report because each contract comprised less than 10% of our 2008 consolidated revenues.

In the future, to the extent any individual contract accounts for 10% or more of the Company’s prior applicable reporting period revenue, we will file as an exhibit such agreements, subject to applicable confidential treatment requests.

*****

We expect this fully responds to the Staff’s comments. If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (650) 943-2428.

Sincerely,

/s/ Wayne Lee

Wayne Lee

Chief Financial Officer

cc:	Holger Bartel

Travelzoo Inc.

Denis P. McCusker

Bryan Cave LLP